SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  FORM N-18F-1

                   NOTIFICATION OF ELECTION PURSUANT TO RULE 18F-1
                      UNDER THE INVESTMENT COMPANY ACT OF 1940


                              Kelmoore Strategic Trust

                              Exact Name of Registrant

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                        SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  FORM N-18F-1

                   NOTIFICATION OF ELECTION PURSUANT TO RULE 18F-1
                      UNDER THE INVESTMENT COMPANY ACT OF 1940

The undersigned registered open-end investment company ("Registrant") hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940, as amended. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.


SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, as amended, the Registrant has caused this notification of election to be duly executed on its behalf in the city of Palo Alto and the State of California on the 22nd day of March, 1999.


Signature:     Kelmoore Strategic Trust
               (Name of Registrant)


By:            /s/Matthew Kelmon

        Name:     Matthew Kelmon
        Title:    President

Attest:        /s/Sandra L. Adams

       Name:      Sandra L. Adams
       Title:     Fund Administrator